SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2007
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F        x Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes No x

EXHIBIT LIST
Exhibit
Description
Sequential
Page Number
·  Naspers Limited press release:
Naspers acquires a 30% share
in MXit, issued January 26,
2007.

Naspers acquires a 30% share in MXit

South Africa, 26 January 2007 – Naspers Limited (JSE: NPN, NASDAQ: NPSN) today announced the acquisition of a 30% stake in popular instant-messaging service MXit Lifestyle
(Pty) Ltd for an undisclosed amount.
MXit is an instant-messaging service for mobile phones. It allows users to send and receive text messages using a mobile phone at a fraction of the cost of an SMS. MXit currently has about three million users.
“MXit entertained investment offers locally and internationally for more than 12 months and we set ourselves strict criteria in terms of investment, culture and synergies,” MXit founder and CEO Herman Heunis said. “We are very excited about teaming up with a South African company that has such an extensive global footprint, not only in media but other technology sectors.”
Commenting on the acquisition, Naspers global internet CEO Antonie Roux said, “MXit has a wonderful product and an impressive entrepreneurial management team. We are delighted at the prospect of working with them.”
26 January 2007

Contact details:

Beverley Branford
Sarah Rice
Naspers Investor Relations
Sentient Communications
+27 21 406 4824 +27 21 422 4275
+27 83 500 8012 +27 83 393 6030
bbranford@naspers.com
sarah.rice@sentientcommunications.co.za

Important legal information:
This press release contains forward-looking statements. While these forward-looking statements represent our judgements and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the risk that the group companies will not consummate the proposed reorganization; the costs related to the proposed reorganization; the risk that all anticipated benefits may not be obtained; and other key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”). None of
Naspers, MIHH or MIHL are under any obligation to (and expressly disclaims any obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

About Naspers:

Naspers is a multinational media company with principal operations in electronic media (including pay-
television, internet and instant-messaging subscriber platforms and the provision of related technologies) and print media (including the publishing, distribution and printing of magazines, newspapers and books, and the provision of private education services). Naspers’ most significant operations are located in South Africa, where it generates most of its revenues, with other operations located elsewhere in Sub-Saharan Africa, Greece, China, the Netherlands, the United States and
Thailand. Naspers creates media content, builds brand names around it, and manages the platforms distributing the content. Naspers delivers its content in a variety of forms and through a variety of channels, including television platforms, internet services, newspapers, magazines and books.

SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: January 26, 2007 by
Name: Stephan J. Z. Pacak
Title:    Director